Filed Pursuant to Rule 433
Registration Nos. 333-212117 and 333-212117-01
February 6, 2017

AmeriGas Partners, L.P.

AmeriGas Finance Corp.

Pricing Term Sheet

$525,000,000 5.750% Senior Notes due 2027

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement.

Issuers:	AmeriGas Partners, L.P. AmeriGas Finance Corp.

Security Description:	5.750% Senior Notes due 2027

Face Amount:	$525,000,000

Maturity:	May 20, 2027

Interest Payment Dates:	May 20 and November 20, commencing on May 20, 2017

Coupon:	5.750% per annum

Offering Price:	100.000%

Yield to Maturity:	5.750%

Spread to Treasury:	336 basis points

Benchmark:	UST 6.625% due February 15, 2027

Optional Redemption:	Make-whole at T+50 prior to February 20, 2027. Callable thereafter at par plus accrued and unpaid interest, if any.

CUSIP / ISIN:	030981 AL8/ US030981AL88

Gross Spread:	1.25%

Trade Date:	February 6, 2017

Settlement Date:	February 13, 2017 (T+5)

Minimum Allocations:	$2,000

Increments:	$1,000

Joint Book Runners:	J.P. Morgan Securities LLC Wells Fargo Securities, LLC Citigroup Global Markets Inc. Merrill Lynch, Pierce Fenner & Smith Incorporated

Senior Co-Managers:	Citizens Capital Markets, Inc. Credit Suisse Securities (USA) LLC PNC Capital Markets LLC

Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC BNY Mellon Capital Markets LLC Santander Investment Securities Inc. TD Securities (USA) LLC

The Issuers have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus included in that registration statement and other documents the Issuers have filed with the SEC for more complete information about the Issuers and this offering. You may get these documents free of charge by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuers, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC at 866-803-9204.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via Bloomberg or another email system.